Frank E. Lawatsch, Jr.
Attorney At Law
7 Times Square
New York, NY 10036
T: (212) 297 5830 F: (212) 916 2940
flawatsch@daypitney.com
December 2, 2008
VIA EDGAR AND FACSIMILE NO. (202) 772-9204
H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3628

Re:	Ridgewood Electric Power Trust IV
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 24, 2008
File No. 000-25430

Ridgewood Electric Power Trust V
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 24, 2008
File No. 000-24143

Dear Mr. Owings and Ms. Ransom:
          We are counsel to Ridgewood Electric Power Trust IV (“Trust IV”) and Ridgewood Electric Power Trust V (“Trust V”), each of which is a Delaware trust. We refer to Trust IV and Trust V herein together as the “Trusts”, and each individually as a “Trust”.
          We have received and reviewed the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2008 (the “Comment Letter”) on the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust IV (the “Trust IV Consent Statement”) and the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed by Ridgewood Electric Power Trust V (the “Trust V Consent Statement”; and together, the “Consent Statements”), each filed with the Commission on November 24, 2008. We are furnishing the following responses to the Staff’s comments on the Consent Statements on behalf of the Trusts and Ridgewood Renewable Power LLC, as the Managing Shareholder of the Trusts (the “Managing Shareholder”).

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
December 2, 2008

          As discussed with the Staff, in lieu of filing further amendments to the Consent Statements, the Trusts are including the changes to the disclosure indicated below in each of the definitive Consent Statements, which are being filed via EDGAR simultaneously with this response letter.
          The Trusts’ and the Managing Shareholder’s responses to the Staff’s comments are set forth below:
Revised Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust IV
Background of and Reasons for the Transaction, page 14
1.	We note your indication on page 22 that “Covanta made a final increase in its offer of $1 million” and “the prices [of both potential buyers] were highly competitive with one another.” In the same paragraph, you also state that the prices “were indistinguishable from one another.” If the prices were the same, please state this as your indication that they were highly competitive with one another is unclear. If they differed, please state by how much and identify by name the party with the greater bid price and the amount of the price. We further note that the Managing Shareholder, “in order to make the bids comparable,” made certain assumptions relating to the future working capital of Indeck Maine. We presume that you mean to state that the Managing Shareholder, in order to facilitate a comparison of the two offer prices, made certain assumptions relating to the future working capital of Indeck Maine. Otherwise, this disclosure could be read to mean that the Managing Shareholder actively intended to make the bids competitive with one another.

Response: Each of the Consent Statements has been revised to clarify the disclosure. The revised disclosure is set forth in the thirteenth paragraph under the heading “THE TRANSACTION — Background of and Reasons for the Transaction — Background of the Transaction”, on page 22 of the Trust IV Consent Statement and on page 23 of the Trust V Consent Statement.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
December 2, 2008

2.	Please also elaborate upon the basis under which the Managing Shareholder believed Covanta’s offer to be, on the whole, the most beneficial to the Sellers, as you indicate on page 22. While you set forth several transaction terms at the bottom of page 21 that allowed the Managing Shareholder to judge the offer from Covanta to be superior to offer made by the alternate bidder, please reiterate those terms here, particularly considering the prices appear to be very close to one another, if not the same, and you indicate that “the alternate buyer made improvements to their offer with respect to the required representations and warranties.”

Response: Each of the Consent Statements has been revised to provide the requested additional disclosure in the thirteenth paragraph under the heading “THE TRANSACTION — Background of and Reasons for the Transaction — Background of the Transaction”, on page 22 of the Trust IV Consent Statement and on page 23 of the Trust V Consent Statement.
Recommendation of the Managing Shareholder, page 34
3.	We note your response to comment 6 in our letter dated November 21, 2008 and your indication that the Managing Shareholder considered a number of potentially negative factors relating to the Sale. Please discuss these factors. Even though you indicate that no such factor was “significant enough to make the Sale inadvisable,” these negative factors should be disclosed to investors in the Trusts for purposes of providing them with all of the material factors considered by the Managing Shareholder when determining to recommend the transaction.

Response: Each of the Consent Statements has been revised to provide the requested disclosure under the heading “THE TRANSACTION — Recommendation of the Managing Shareholder” on page 34 of the Trust IV Consent Statement and page 35 of the Trust V Consent Statement.
Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust V
4.	Please provide corresponding responses to the questions above and make conforming revisions to the proxy statement for Trust V, as applicable.

Response: Responses to the questions above are provided in this letter for both Trust IV and Trust V and each of the Consent Statements has been revised in response to such questions as described in this letter.

H. Christopher Owings, Esq., Assistant Director
Mara Ransom, Esq., Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
December 2, 2008

          The definitive Consent Statements also reflect immaterial fact changes that have occurred since the filing of the Consent Statements on November 24, 2008.
* * * * *
          This letter was filed by EDGAR on December 2, 2008.
          In the event that you have any questions or comments, please feel free to contact me at (212) 297-5830. Thank you.

Very truly yours,

Frank E. Lawatsch, Jr.

cc:	Ridgewood Electric Power Trust IV Ridgewood Electric Power Trust V Ridgewood Renewable Power LLC